FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 9, 2006

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGIA PARTICIPACIONES S.A.

 Third Quarter 2006 Results

Buenos Aires, November 6, 2006 – Petrobras Energía Participaciones S.A. (Buenos Aires: PBE, NYSE: PZE) announces the results for the third quarter ended September 30, 2006.

* Petrobras Energía Participaciones S.A.’s net income for 2006 third quarter was P$187 million, accounting for a 29% improvement compared to net income of P$145 million in  2005 quarter. This result is attributable to the 75.82% interest in Petrobras Energía S.A. (Petrobras Energía Participaciones S.A.’s only asset) whose net income for 2006 quarter was P$250 million.

* Net sales increased 8.6% to P$2,964 million in 2006 quarter. Sales for 2005 quarter include P$274 million attributable to consolidation of operations in Venezuela. Excluding the effects of consolidation, net sales rose 20.7% mainly as a consequence of the significant rise in the price of WTI, gas, electricity, petrochemicals and some refined products.

* Operating income for 2006 quarter was P$435 million, 11.8% lower compared to 2005 quarter mainly due to: (i) increased unrealized profits (P$92 million) as a consequence of higher levels of crude oil inventories produced by the Company and by-products produced in the refineries. The extension of the scheduled shutdown at San Lorenzo Refinery for an overall revamping, which allowed to increase the refining capacity by 33%, derived in the accumulation of inventories above mean technical values, (ii) a P$88 million decline attributable to operations in Venezuela, and (iii) a P$56 million loss during 2006 quarter attributable to the reversal of income recognized by Edesur S.A. until June 30, 2006 resulting from the temporary rise in the average rate provided under the Memorandum of Agreement signed by the company and the National Government in August, 2005.

* During the first nine months of 2006 fiscal year the Company’s shareholders’ equity increased 16.8% totaling P$6,019 million as of September 30, 2006.

Income Statement

Net Sales

Gross Profit

Operating Income

Equity in Earnings of Affiliates

Without proportional consolidation, Equity in Earnings of Affiliates is broken down as follows:

Financial income (expense) and holding gains (losses)

Balance Sheet

The following breakdown excludes proportional consolidation (CIESA/TGS – Distrilec/Edesur):

Cash Flow Statements

The following breakdown excludes proportional consolidation (CIESA/TGS – Distrilec/Edesur):

OPERATING INCOME BY BUSINESS SEGMENT

Oil and Gas Exploration and Production

* In 2006 quarter, net sales increased 2.7% to P$1,262 million. In 2006 quarter, the average sales price per barrel of oil, including the effect of taxes on exports, rose 44.1% to P$146.5 and crude oil and gas daily sales volumes declined 21.5% to 135.3 thousand barrels of oil equivalent. Net sales in 2005 quarter reflect P$274 million attributable to consolidation of operations in Venezuela.

In 2006 quarter, sales volumes totaled 135.3 thousand barrels of oil equivalent. Crude oil sales were similar in both quarters as a consequence of the 44.1% rise in average prices and the 30.8% decline in sales volumes.

Gas sales increased 38.6% in 2006 quarter, basically as a result of a 35.3% rise in average prices. Gas sales prices significantly rose in Peru and Bolivia as a consequence of a strong increase in the fuel oil price, which is included in the formula for calculation of the sales price in both countries. The improvement in gas sales prices in Argentina was mainly attributable to the renegotiation of certain contracts as a result of deregulation of the gas price for industries and electricity generation companies and the rise in international reference prices some gas contracts are subject to. This was partially offset by the increase in taxes on exports in July 2006. Higher gas sales volumes in Argentina were mainly attributable to the start up of the project for the interconnection of Santa Cruz I area production poles. This allowed to transport gas and condensate reserves on an integrated basis from the Austral basin fields to the General San Martin gas pipeline as from 2006 first quarter.

* Gross profit increased P$51 million to P$749 million in 2006 quarter. Without consolidation of operations in Venezuela, gross profit rose 33.5% or P$188 million. Gross margin on sales slightly increased to 59.4% in 2006 quarter from 56.8% in 2005 quarter. In addition, the Company recorded a P$30 million gain in 2006 quarter derived from reversal of the allowance recorded in 2006 second quarter due to the enforcement of the Hydrocarbons Law in Ecuador passed in April 2006. Palo Azul field was exempted from the effects of the new law. Conversely, the lifting cost rose 31% to P$13.1 per barrel of oil equivalent, mainly due to the rise in costs in Argentina due to inflation particularly affecting oil service rates and compensations, higher electric power costs as a result of scheduled price rises and increased royalties derived from the rise in the prices included in the formula for calculation of the same.

* Other operating income (expense), net reflects costs associated with the unused transportation capacity under the Ship or Pay agreement with OCP in Ecuador which accounted for a P$50 million loss in 2006 quarter and a P$47 million loss in 2005 quarter, respectively. Other operating income (expense), net for 2005 quarter includes an increased impairment allowance for tax credits that totalized of P$47 million in 2005.

* On October 17, 2006, Petrobras Energía S.A. and Petrolera El Trébol S.A. entered into an agreement for the assignment of 100% of the rights and obligations relating to the concessions of the Refugio Tupungato and Atamisqui areas. The Refugio Tupungato and Atamisqui areas are located at the Cuyo Basin, Province of Mendoza, with an accumulated average production of 1,580 barrels of oil equivalent per day as of September 30, 2006. The transaction resulted in a gain before income tax in the amount of approximately P$80 million.

Refining & Distribution

* Operating income for the Refining and Distribution segment reflected P$168 million and P$76 million losses in 2006 and 2005 quarters, respectively. During 2006 quarter business operating margins deteriorated again as a result of a 19% increase in crude oil costs, which could not be fully passed through to domestic sales prices due to the restrictions imposed under the price control measures currently in force.

* Net sales for refinery products rose 15.9% to P$1,130 million in 2006 quarter, due to the combined effect of a 9.5% increase in sales prices attributable to the rise in international reference prices and higher sales volumes, specially gasoline and heavy distillates.

Crude oil volumes processed during 2006 declined 12.6% to 51.9 thousand barrels per day due to scheduled shutdowns at San Lorenzo Refinery which allowed to expand the refining capacity.

Products not subject to government measures to control inflation reflected an average price increase of 28%, particularly aromatics, asphalts, heavy distillates, paraffins, benzene, motor gasoline for export and VGO.

Total sales volumes of gasoline rose 42% due to higher export volumes and a 20% increase in sales to the domestic market as a result of a higher demand attributable to the strong growth in the automotive market.

Asphalt sales volumes fell 46,9%, primarily as a result of a decline in production volumes attributable to the works performed at San Lorenzo Refinery during 2006 quarter.

Heavy distillates sales volumes grew 24%, mainly as a result of increased fuel oil sales in the domestic market to supply power plants.

Petrochemicals

* Net sales increased 21.1% in 2006 quarter, due to the combined effect of improved sales prices and higher sales volumes.

The increase in styrenics sales in Argentina is attributable to the combined effect of a 17.6% rise in sales volumes and a 14% improvement in prices. During 2006 quarter, the styrene plant shutdown for approximately 60 days allowed to increase production capacity from 110 to 160 thousand tons per year and perform general maintenance works. Within this operating framework, ethylbenzene surplus was directed to Innova styrene plant in order to cover the lack of product availability.

The rise in styrenics sales in Brazil is attributable to the combined effect of a 22.2% improvement in prices and a 17.6% increase in sales volumes. Higher volumes are mainly attributable to a 31.8% rise in styrene volumes as a result of an increased demand derived from new agreements with domestic customers as from October 2005.

Price improvements both in Argentina and Brazil are in line with the increase in international reference prices.

Higher fertilizer sales are mainly attributable to a 24.6% increase in sales volumes as a result of a higher demand driven by favorable weather conditions which encouraged anticipated planting.

* Gross profit declined 25.9% to P$60 million in 2006 quarter and gross margin on sales dropped to 9.2% in 2006 quarter from 15.1% in 2005 quarter, mainly as a result of a significant increase in raw material costs that could not be fully passed through to sales prices. This was partially offset by a reduction in benzene costs in the styrenics division in Brazil as a result of the agreements made with suppliers..

* Other operating income (expense), net rose in 2006 quarter, mainly due to the increase in the amount accrued for tax benefits granted under the Fundopem program, in Brazil.

Hydrocarbon Marketing and Transportation

Excluding the effects of the proportional consolidation of CIESA, operating income is broken down as follows:

* Sales revenues increased 35.3% in 2006 quarter, mainly due to the rise in gas and liquid fuel prices.

The increase in sales prices for gas produced by the Company and imported gas is attributable to the deregulation of the gas price for industries and electricity generation companies on account of the scheduled price increases determined by the Secretary of Energy and to improved export prices resulting from higher international reference prices, partially offset by the rise in taxes on exports. Sales prices for liquid fuels increased as a consequence of higher international reference prices.

Electricity

Excluding the effects of the proportional consolidation of Distrilec, operating income is broken down as follows:

* Net sales of electricity generation increased 36.6% to P$138 million in 2006 quarter, mainly due to a 35.4% improvement in generation prices.

The increase in energy sales prices is primarily attributable to the price plan implemented during the fourth quarter of 2004 by the Secretary of Energy in line with the recovery of gas prices.

The demand for energy in Argentina rose 4.7% in 2006 quarter, mainly supplied by hydroelectric plants. In this respect, the higher water supply at the Comahue Basin resulted in increased electricity generation at Pichi Picún Leufú, thus offsetting  reduced electricity generation at Genelba Power Plant.

www.petrobras.com.ar

(54-11) 4344-6655

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 9/11/2006

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney